SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Group Received Final Approval From the Israeli Court to Restructuring and Merger dated February 21, 2007.

     2. Press Release re Internet Gold's Fourth Quarter Earnings Release and Conference Call Scheduled for February 26, 2007dated February 22, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Group Received Final Approval From the Israeli
Court to Restructuring and Merger

Wednesday February 21, 10:52 am ET

PETACH TIKVA, Israel, February 21 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq: IGLD and TASE: IGLD) ("the Company") today announced that the Tel-Aviv district court has granted its final approval for the merger of 012 Golden Lines Ltd.into the Company's wholly owned subsidiary, Smile.Communications Ltd., in accordance with section 351 of Israel's Companies Law.

In addition, the court granted its approval for the restructuring of Internet Gold providing for the transfer of the Company's Internet portals, e-advertising and e-commerce businesses to Smile.Media Ltd. and the transfer of the Internet access and international telephony businesses to Smile.Communications Ltd.

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its Smile.Communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

    For further information, please contact:

    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                                                          ITEM 2

Press Release                                              Source: Internet Gold

Internet Gold's Fourth Quarter Earnings Release and
Conference Call Scheduled for February 26, 2007

Thursday February 22, 9:11 am ET

PETACH TIKVA, Israel, February 22 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD; TASE: IGLD) today announced that it will release its fourth quarter results on Monday, February 26, 2007, before the market is opened. On the same day, Management will host an interactive teleconference to discuss the results at 10:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. or 1-866-485-2399 from within Canada, 0-800-917-5108 from within the U.K., or +972-3-918-0688 from other international locations. The call will also be broadcast live through the company's Website, www.igld.com, and will be available there for replay during the next 30 days.

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its Smile.Communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

    For further information, please contact:

    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:

    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 22, 2007